Preliminary annual accounts and fourth quarter report 2003

The positive developments experienced by Aker Kvaerner's main sectors continued in 2003. A substantial number of orders were received during the year, and profits have increased in most divisions. Negative items have still had an impact on the group's overall results, but despite this the group has strengthened its position. *1 Mar 04*

Operating profit before amortisation of goodwill and pensions (EBITA) amounted to NOK 506 million for the group. This is down from NOK 723 million for the previous year.

Operating profits in 2003 for Engineering & Construction and the Finnish shipyard Kvaerner Masa-Yards were considerably better than in 2002. However a deficit of NOK 728 million at the Kvaerner Philadelphia shipyard weakened these results.

Goodwill and pension amortisation without cash effects amounted to a total of NOK -600 million. Exceptional items incurred in concluding major disputes amounted to NOK -463 million.

After such special items and net financial expenses, which amounted to a total of NOK -372 million, the group posted an overall net deficit of NOK 998 million in 2003, compared to a profit of NOK 877 million in 2002.

Improved cash position
Despite weaker profits, the group has strengthened its cash position. After a small, partial debt payment made during the final quarter, cash, bank deposits and short-term interest-bearing assets amounted to a total of NOK 6.5 billion at the end of 2003, up from NOK 4.9 billion one year ago.

ATTACHMENTS

Quarterly report - English (.pdf)

Quarterly report - Norwegian (.pdf)

Presentation (pdf)

RELEVANT INFORMATION

Web-cast

The group's net interest-bearing assets at the end of the year amounted to NOK 2.5 billion, and its equity ratio was NOK 25.5%.

Since the refinancing in 2002, Aker Kvaerner has continued to strengthen its financial position. This has provided the parent company with a strong basis for redeeming debts of approximately NOK 3 billion which fall due at the end of 2004.

Order reserve and outlook for the year
The total group order reserve amounted to NOK 39.3 billion at the end of 2003, compared to NOK 34.6 billion one year ago.

Aker Kvaerner has implemented a number of measures designed to boost the group's competitive ability and profitability, not only by improving efficiency, but also by implementing improved systems for risk management and project execution.

It is anticipated that these measures will result in a continued gradual improvement in operating profits for Oil & Gas and Engineering & Construction. Shipbuilding will be affected by lower activity at the Finnish shipyards and uncertainty relating to developments at the shipyard in the USA.

Aker Kvaerner's results for 2004 will in part also depend on the group overcoming historical non-operational challenges. Many such issues were resolved in 2003, and the group is working systematically towards resolving those that remain in the best interests of the group.

The global economy is still suffering from uncertainty, although several important markets for Aker Kvaerner experienced positive developments during 2003. However, the group still assumes continued uncertainty, and work will continue on improving competitiveness and making operations more efficient.

Comments to the 4th Quarter 2003
The order intake in the fourth quarter 2003 was NOK 10.2 billion, on a level with the other quarters of the year, but somewhat lower than the third quarter, which included a contract for the building of a cruise-liner worth close to NOK 5 billion.

Operating profit before amortisation of goodwill and pensions (EBITA) was NOK 205 million in the fourth quarter. This was better than in the same period of the preceding year and overall on a level with the third quarter 2003.

Improvement continued in Oil & Gas and Engineering & Construction. EBITA in these sectors was 35% higher than in the

third quarter, reflecting positive developments in most of the reporting units. Shipbuilding was affected by weaker results at Kvaerner Masa-Yards and continuing weak results in Philadelphia.

Amortisation of goodwill and pensions was reduced in the fourth quarter as a result of the actuaries' annual review and updated actuarial assumptions of the UK pension fund's commitments.

A loss of NOK 376 million was recorded for special items, of which the total accounting effect following the previously mentioned settlement in connection with the construction of a copper mine in Nevada, USA amounted to NOK 330 million.

Net financial items are on a level with the preceding quarters, while the share of earnings in affiliated companies was lower. This was mainly due to provisions in connection with the restructuring of the Aker Ostsee shipyard in Germany.

Net current operating assets were reduced by close to NOK 1.5 billion in the course of the fourth quarter 2003. This was partly due to significant cash flow from customers shortly before year-end. Aker Kvaerner's accounts reflected corresponding effects in the previous year.

The group continued to improve its cash position during the quarter. At the end of the year the sum of cash, bank deposits and other short-term interest-bearing receivables was NOK 6.5 billion. Net interest-bearing items amounted to NOK 2.5 billion and net debt, including the10-year subordinated loan, NOK 1.4 billion.

Business areas
EBITA for **Oil & Gas** in the fourth quarter was NOK 188 million, of which Field Development Europe contributed more than half. MMO Europe and Subsea & Oilfield Products delivered results on a level with the preceding quarters, while losses in Oil, Gas & Process International were somewhat reduced due to better capacity utilisation in Houston. New orders during the quarter included three jackets for the Buzzard field in the UK sector, and hook-up and commissioning of the onshore plant for the Snøhvit development in Norway.

EBITA for **Engineering & Construction** was NOK 105 million in the fourth quarter. Most of the businesses returned figures on a par with or better than the preceding quarters. The operating results in both Engineering Services and Power reflect a number of minor special items, respectively negative and positive. New orders during the quarter include a number of contracts related to pulp production, of which the largest was for the delivery of a

power plant to a factory in Sweden, as well as additional order intake connected to the construction of a coal-fired power plant in the USA.

Shipbuilding in the fourth quarter reported positive results at Kvaerner Masa-yards and losses at Kvaerner Philadelphia. Both the activity level and results at Kvaerner Masa-Yards were lower than in the preceding quarters due to the delivery of another cruise-ship during the quarter. At Philadelphia progress on ship number two has been satisfactory. Low productivity was a major challenge for the yard all throughout 2003. This has resulted in cost overruns and provisions for anticipated increased costs on ships number two and three, which are due to be completed in 2004 and 2005 respectively.

Disclaimer for forward-Looking Statements for press releases

the information in the Press release.
Aker Kværner ASA undertakes no obligation to publicly update or revise any forward-looking information or statements in the Press release.

The Aker Kvaerner Group consists of many legally independent entities, constituting their own separate identities. *Aker Kvaerner* is used as the common brand or trade mark for most of these entities. In this Press release we may sometimes use "Aker Kvaerner", "Group, "we" or "us" when we refer to Aker Kvaerner companies in general or where no useful purpose is served by identifying any particular Aker Kvaerner company.

Preliminary annual accounts and fourth quarter report 2003

The positive developments experienced by Aker Kvaerner's main sectors continued in 2003. A substantial number of orders were received during the year, and profits have increased in most divisions. Negative items have still had an impact on the group's overall results, but despite this the group has strengthened its position.

Operating profit before amortisation of goodwill and pensions (EBITA) amounted to NOK 506 million for the group. This is down from NOK 723 million for the previous year.

Operating profits in 2003 for Engineering & Construction and the Finnish shipyard Kvaerner Masa-Yards were considerably better than in 2002. However a deficit of NOK 728 million at the Kvaerner Philadelphia shipyard weakened these results.

Goodwill and pension amortisation without cash effects amounted to a total of NOK -600 million. Exceptional items incurred in concluding major disputes amounted to NOK -463 million.

After such special items and net financial expenses, which amounted to a total of NOK -372 million, the group posted an overall net deficit of NOK 998 million in 2003, compared to a profit of NOK 877 million in 2002.

Improved cash position

Despite weaker profits, the group has strengthened its cash position. After a small, partial debt payment made during the final quarter, cash, bank deposits and short-term interest-bearing assets amounted to a total of NOK 6.5 billion at the end of 2003, up from NOK 4.9 billion one year ago.

The group's net interest-bearing assets at the end of the year amounted to NOK 2.5 billion, and its equity ratio was NOK 25.5%.

Since the refinancing in 2002, Aker Kvaerner has continued to strengthen its financial position. This has provided the parent company with a strong basis for redeeming debts of approximately NOK 3 billion which fall due at the end of 2004.

Order reserve and outlook for the year

The total group order reserve amounted to NOK 39.3 billion at the end of 2003, compared to NOK 34.6 billion one year ago.

Aker Kvaerner has implemented a number of measures designed to boost the group's competitive ability and profitability, not only by improving efficiency, but also by implementing improved systems for risk management and project execution.

It is anticipated that these measures will result in a continued gradual improvement in operating profits for Oil & Gas and Engineering & Construction. Shipbuilding will be affected by lower activity at the Finnish shipyards and uncertainty relating to developments at the shipyard in the USA.

Aker Kvaerner's results for 2004 will in part also depend on the group overcoming historical non-operational challenges. Many such issues were resolved in 2003, and the group is working systematically towards resolving those that remain in the best interests of the group.

The global economy is still suffering from uncertainty, although several important markets for Aker Kvaerner experienced positive developments during 2003. However, the group still assumes continued uncertainty, and work will continue on improving competitiveness and making operations more efficient.

Comments to the 4th Quarter 2003

The order intake in the fourth quarter 2003 was NOK 10.2 billion, on a level with the other quarters of the year, but somewhat lower than the third quarter, which included a contract for the building of a cruise-liner worth close to NOK 5 billion.

Operating profit before amortisation of goodwill and pensions (EBITA) was NOK 205 million in the fourth quarter. This was better than in the same period of the preceding year and overall on a level with the third quarter 2003.

Improvement continued in Oil & Gas and Engineering & Construction. EBITA in these sectors was 35% higher than in the third quarter, reflecting positive developments in most of the reporting units. Shipbuilding was affected by weaker results at

Kvaerner Masa-Yards and continuing weak results in Philadelphia.

Amortisation of goodwill and pensions was reduced in the fourth quarter as a result of the actuaries' annual review and updated actuarial assumptions of the UK pension fund's commitments.

A loss of NOK 376 million was recorded for special items, of which the total accounting effect following the previously mentioned settlement in connection with the construction of a copper mine in Nevada, USA amounted to NOK 330 million.

Net financial items are on a level with the preceding quarters, while the share of earnings in affiliated companies was lower. This was mainly due to provisions in connection with the restructuring of the Aker Ostsee shipyard in Germany.

Net current operating assets were reduced by close to NOK 1.5 billion in the course of the fourth quarter 2003. This was partly due to significant cash flow from customers shortly before year-end. Aker Kvaerner's accounts reflected corresponding effects in the previous year.

The group continued to improve its cash position during the quarter. At the end of the year the sum of cash, bank deposits and other short-term interest-bearing receivables was NOK 6.5 billion. Net interest-bearing items amounted to NOK 2.5 billion and net debt, including the10-year subordinated loan, NOK 1.4 billion.

Business areas

EBITA for **Oil & Gas** in the fourth quarter was NOK 188 million, of which Field Development Europe contributed more than half. MMO Europe and Subsea & Oilfield Products delivered results on a level with the preceding quarters, while losses in Oil, Gas & Process International were somewhat reduced due to better capacity utilisation in Houston. New orders during the quarter included three jackets for the Buzzard field in the UK sector, and hook-up and commissioning of the onshore plant for the Snøhvit development in Norway.

EBITA for **Engineering & Construction** was NOK 105 million in the fourth quarter. Most of the businesses returned figures on a par with or better than the preceding quarters. The operating results in both Engineering Services and Power reflect a number of minor special items, respectively negative and positive. New orders during the quarter include a number of contracts related to pulp production, of which the largest was for the delivery of a power plant to a factory in Sweden, as well as additional order intake connected to the construction of a coal-fired power plant in the USA.

Shipbuilding in the fourth quarter reported positive results at Kvaerner Masa-yards and losses at Kvaerner Philadelphia. Both the activity level and results at Kvaerner Masa-Yards were lower than in the preceding quarters due to the delivery of another cruise-ship during the quarter. At Philadelphia progress on ship number two has been satisfactory. Low productivity was a major challenge for the yard all throughout 2003. This has resulted in cost overruns and provisions for anticipated increased costs on ships number two and three, which are due to be completed in 2004 and 2005 respectively.

Group's financial highlights (in NOK millions)	Quarters					Year	
	4Q02	1Q02	2Q03	3Q03	4Q03	2002	2003
Operating revenues	11 471	9 313	9 628	9 293	10 752	43 643	38 986
EBITA[1]	183	210	-125	216	205	723	506
Goodwill and pension amortisation	-84	-166	-167	-174	-93	-296	-600
EBIT before exceptionals	99	44	-292	42	112	427	-94
Exceptional items	23	0	-87	0	-376	124	-463
EBIT	122	44	-379	42	-264	551	-557
Profit/loss after financial items	356	-38	-429	-45	-417	1 067	-929
Net profit/loss	292	-31	-472	-48	-447	877	-998
Profit/loss per share (NOK)[2]	6.64	-0.65	-10.62	-1.16	-9.98	21.73	-22.41
Total assets[3]	30 683	31 623	31 597	30 782	31 239	30 683	31 239
Equity[3]	8 472	8 695	8 477	8 356	7 979	8 472	7 979
Equity ratio (%)[3]	27.6%	27.5%	26.8%	27.1%	25.5%	27.6%	25.5%
Net int-bearing liab (-)/receivables (+)[3]	613	-740	-143	1 408	2 517	613	2 517
Cash & short-term int-bearing recvbls	4 924	3 738	4 621	5 615	6 517	4 924	6 517
Total net current operating assets	635	2 343	1 526	285	-1 182	635	-1 182
Order intake	11 096	10 488	9 682	12 606	10 186	42 107	42 962
Order reserve[3]	34 580	36 474	37 330	39 368	39 283	34 580	39 283
Number of employees	32 863	30 070	29 132	28 654	27 980	32 863	27 980

[1] Adjusted for special items [2] Profit/loss per share and diluted profit/loss per share are the same [3]At end of period

Oil & Gas (in NOK millions)	Quarters					Year	
	4Q02	1Q03	2Q03	3Q03	4Q03	2002	2003
Operating revenues	5 842	5 084	5 234	5 119	5 901	22 620	21 338
EBITDA	276	187	170	193	249	1 023	799
EBITA[1]	**200**	**137**	**111**	**139**	**188**	**732**	**575**
EBIT before special items	142	84	58	87	126	527	355
Exceptionals	-80	0	0	0	0	26	0
EBIT	**62**	**84**	**58**	**87**	**126**	**553**	**355**
Profit after financial items	8	92	68	88	79	535	327
EBITA margin %	3.4%	2.7%	2.1%	2.7%	3.2%	3.2%	2.7%
Order intake	3 899	6 432	5 175	5 098	6 004	26 095	22 709
Order reserve[2]	19 091	20 750	20 770	20 678	20 901	19 091	20 901
Own employees[2]	15 747	15 275	14 888	14 596	14 083	15 747	14 083

EBITA[1] - Divisions	4Q02	1Q03	2Q03	3Q03	4Q03	2002	2003
Field development Europe	48	32	21	66	107	253	226
MMO[3] Europe	45	67	66	49	45	101	227
Subsea & Oilfield Products	98	68	62	79	71	404	280
Oil, Gas & Energy International	9	-30	-38	-55	-35	-26	-158

[1] Ordinary trading operating profit before interests, tax and amortisation. [2] At end of period [3]MMO = Modification, Maintenance and Operation

Engineering & Construction (in NOK millions)	Quarters					Year	
	4Q02	1Q03	2Q03	3Q03	4Q03	2002	2003
Operating revenues	3 310	2 624	2 803	2 819	3 665	14 119	11 911
EBITDA	-99	56	59	101	128	-379	344
EBITA[1]	**-123**	**35**	**36**	**78**	**105**	**-484**	**254**
EBIT before exceptionals	-147	12	12	55	80	-585	159
Exceptionals	-247	0	-87	0	-333	-252	-420
EBIT	**-394**	**12**	**-75**	**55**	**-253**	**-837**	**-261**
Profit after financial items	-259	25	-76	69	-243	-678	-225
EBITA margin %	-3.6%	1.3%	1.3%	2.8%	2.9%	-3.4%	2.1%
Order intake	2 087	4 206	4 782	3 404	3 964	11 089	16 356
Order reserve[2]	7 420	9 472	11 763	11 038	11 504	7 420	11 504
Number of employees[2]	8 490	8 020	7 552	7 675	7 593	8 490	7 593

EBITA[1] –Divisions	4Q02	1Q03	2Q03	3Q03	4Q03	2002	2003
Union Construction	11	8	11	10	18	77	47
Non Union Construction	14	3	6	8	13	-15	30
Metals	9	0	2	20	42	-188	64
Process	-105	0	-10	-12	-25	-255	-47
Engineering Services	-73	2	6	1	-34	-76	-25
Power	-20	8	-18	17	41	-85	48
Pulping	6	17	41	22	38	57	118
Other	35	-3	-2	12	12	1	19

[1] Ordinary trading profit/loss before interest, tax and amortisation [2] At end of period

Shipbuilding (in NOK millions)	Quarters					Year	
	4Q02	1Q03	2Q03	3Q03	4Q03	2002	2003
Operating revenues	2 606	1 826	1 827	1 749	1 316	9 459	6 718
EBITDA	153	138	-150	122	13	706	123
EBITA[1]	**112**	**102**	**-188**	**82**	**-28**	**530**	**-32**
EBIT before exceptionals	112	102	-188	82	-28	530	-32
Exceptionals	495	0	0	0	-43	495	-43
EBIT	**607**	**102**	**-188**	**82**	**-71**	**1 025**	**-75**
Profit after financial items	556	83	-211	68	-119	908	-179
EBITA margin %	4.3%	5.6%	-10.3%	4.7%	-2.1%	5.6%	-0.5%
Order intake	5 458	70	28	4 739	582	5 744	5 419
Order reserve[2]	7 749	6 496	4 880	7 958	7 441	7 749	7 441
Number of employees[2]	5 326	5 207	5 149	4 862	4 589	5 326	4 589

EBITA[1] - Yards	4Q02	1Q03	2Q03	3Q03	4Q03	2002	2003
Kvaerner Masa-Yards	128	136	252	187	121	629	696
Kvaerner Philadelphia	-9	-34	-440	-105	-149	-105	-728

[1]Ordinary trading profit/loss before interest, tax and amortisation [2] At end of period.

Oslo, 27 February 2004

PROFIT AND LOSS ACCOUNT

Amounts in NOK millions	Q2 2003	Q3 2003	Q4 2003	Q4 2002	1.1-31.12 2003	1.1 - 31.12 2002
Operating revenues	9 628	9 293	10 752	11 471	38 986	43 643
Operating expenses	-9 711	-9 039	-10 407	-11 136	-38 232	-42 331
Depreciation and amortisation	- 209	- 212	- 233	- 236	- 848	- 885
Operating profit before exceptional items	- 292	42	112	99	- 94	427
Exceptional items	- 87	-	- 376	23	- 463	124
Operating profit	- 379	42	- 264	122	- 557	551
Financial items	- 50	- 87	- 153	234	- 372	516
Profit/loss before tax	- 429	- 45	- 417	356	- 929	1 067
Taxation	- 43	- 3	- 30	- 64	- 69	- 190
Net profit/loss	- 472	- 48	- 447	292	- 998	877
Minority interests	3	4	- 1	- 3	4	2
Majority share	- 475	- 52	- 446	295	-1 002	875
Earnings per share (NOK) [1]	-10.62	-1.16	-9.98	6.64	-22.41	21.73

[1] Profit/Loss per share and diluted profit/loss per share are the same.

BALANCE SHEET

Amounts in NOK millions	31.12 2003	31.12 2002
Intangible fixed assets	5 308	5 504
Tangible fixed assets	2 965	3 440
Long-term financial assets	3 971	3 954
Interest-bearing long-term receivables	224	258
Current operating assets	12 254	12 603
Interest-bearing receivables	444	307
Cash and bank deposits	6 073	4 617
Total assets	31 239	30 683
Equity	7 915	8 354
Minority interests	64	118
Deferred tax	841	932
Interest-free long-term debt	815	844
Subordinated debt	3 946	3 901
Interest-bearing long-term debt	3 604	4 031
Current operating liabilities	13 434	11 965
Interest-bearing current liabilities	620	538
Total liabilities and equity	31 239	30 683

CASHFLOW

Amounts in NOK millions	Q2 2003	Q3 2003	Q4 2003	Q4 2002	31.12 2003	31.12 2002
Net cashflow from operating activities	497	1 397	1 030	1 031	1 548	18
Net cashflow from investing activities	70	- 59	- 13	- 617	- 150	-1 373
Net cashflow from financing activities	192	- 480	- 158	29	- 228	3 367
Translation adjustments	126	17	21	- 213	286	- 277
Net decrease(-)/incr.(+) in cash/bank dep.	885	875	880	230	1 456	1 735
Cash and bank deposits at beg. of period	3 433	4 318	5 193	4 387	4 617	2 882
Cash and bank deposits at end of period	4 318	5 193	6 073	4 617	6 073	4 617

EQUITY RECONCILIATION

Amounts in NOK millions	Q2 2003	Q3 2003	Q4 2003	Q4 2002	31.12 2003	31.12 2002
Equity at the beginning of the period	8 635	8 414	8 289	8 287	8 354	1 918
Net profit/loss	- 475	- 52	- 446	295	-1 002	875
New share capital	-	-	-	-	-	6 100
Translation differences	254	- 73	72	- 228	563	- 539
Equity at the end of the period	8 414	8 289	7 915	8 354	7 915	8 354

The quarterly report is prepared in accordance with the same accounting principles as the annual accounts and is presented in conformity with the Norwegian Accounting Standard 11, Interim Financial Reporting.